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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 0)*

                           AMERICAN HEALTHCHOICE, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)

                                   025929 10 0
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                                 (CUSIP Number)

    DR. J.W. STUCKI, 1300 W. WALNUT HILL LANE, SUITE 275, IRVING, TEXAS 75038
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                     VARIOUS
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            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


CUSIP NO. 025929 10 0                                          PAGE 2 OF 6 PAGES

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    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dr. J.W. Stucki

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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [ ]
                                                                   (b)     [X]

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    3        SEC USE ONLY


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    4        SOURCE OF FUNDS*

                      PF

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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         [ ]


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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

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                                   7      SOLE VOTING POWER

           NUMBER OF                              2,694,059
            SHARES            --------------------------------------------------
         BENEFICIALLY              8      SHARED VOTING POWER
           OWNED BY
             EACH                                 -0-
           REPORTING          --------------------------------------------------
            PERSON                 9      SOLE DISPOSITIVE POWER
             WITH
                                                  2,694,059
                              --------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                                  -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,694,059
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      26.6%
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    14       TYPE OF REPORTING PERSON*

                      IN
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

ITEM 1.        SECURITY AND ISSUER.

        This statement relates to shares of Common Stock, par value $0.001 per share, of American HealthChoice, Inc., a New York corporation (the "Issuer"), with principal executive offices at 1300 W. Walnut Hill Lane, Suite 275, Irving, Texas 75038.

ITEM 2.        IDENTITY AND BACKGROUND.

        This statement is filed with respect to the ownership of 2,694,059 shares of the Issuer's Common Stock, consisting of 2,544,059 shares owned of record and 150,000 shares issuable upon exercise of stock options. The following information is provided regarding the owner:

        (a)    Name:                    Dr. J.W. Stucki

        (b)    Business Address:        1300 W. Walnut Hill Lane, Suite 275
                                        Irving, Texas 75038

        (c)    Principal Occupation:    Chief Executive Officer, American
                                        HealthChoice, Inc.

        (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

        See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

        The Issuer was formed in 1988 as Paduan, Inc. for the purpose of acquiring an operating business with a potential for future growth. The Issuer had no operations until March 1995, when it acquired American HealthChoice, Inc., a Delaware corporation ("AHDEL"), which operated six clinics providing medical, chiropractic and physical therapy services in Texas and Louisiana. The Issuer issued 4,962,000 shares of its Common Stock to the shareholders of AHDEL representing 91.6% of the Issuer's voting shares. The Registrant was a shareholder of AHDEL and acquired 2,644,322 shares, representing 49% of shares outstanding in exchange for his AHDEL shares.



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        Also in December 1995 and January 1996, Registrant sold an interest in
Total Medical Diagnosis to the Issuer in exchange for 128,000 shares of Common Stock, and in Valley Family Clinic in exchange for 90,000 shares of Issuer's Common Stock.

        In May 1996, Registrant donated 2,100 shares to certain employees, conveyed 5,854 shares in satisfaction of a note payable, conveyed 1,000 in settlement of a claim, and sold 1,882 shares in a private sale.

        In June 1996, Issuer granted Registrant 50,000 shares of Common Stock at par value as compensation under his Employment Agreement with the Issuer.

        In March 1997, Issuer entered into an Investor Agreement and an Option Agreement with Wingate Financial Associates, LLC ("Wingate"), pursuant to which Registrant and other affiliates granted Wingate the right to acquire up to 2,000,000 shares of Common Stock, for a price of $2.75 per share until October 1, 1998, which was placed in escrow pending exercise of such options. 1,123,261 of such shares were owned by Registrant.

        In April 1997, Registrant sold 72,000 shares under Rule 144 for $1.75 per share and loaned the proceeds to the Issuer pursuant to a convertible debenture in the maximum amount of $500,000.

        In July 1997, Registrant sold 469,304 of the shares under option under Rule 144 for $2.125 per share, and, together with six other shareholders, loaned a total of $750,000 to the Issuer.

        In September 1997, Issuer issued Registrant 167,609 shares of Common Stock pursuant to the Issuer's Executive Stock Bonus Plan (139,674 shares) and 27,953 restricted shares, for a purchase price of $2.875 per share, both issuances being compensatory for assisting the Issuer in its efforts to raise financing and continue operations.

        Also in September 1997, Registrant converted the debenture issued in April 1997 to 87,964 shares of Common Stock, based upon a conversion price of 85% of the issue price plus interest at the rate of 8%. Such conversion right was also compensatory to Registrant.

        In October 1997, Registrant sold 33,200 shares under Rule 144 at prices between $5.50 and $5.75 per share.

        In December 1997, Registrant sold 35,000 shares under Rule 144 at prices between $4.00 and $4.75 per share.

        The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing public company that can acquire health care clinics and facilities to compete in the managed care market. Registrant takes an active role in the management of the Issuer and is Chairman and Chief Executive Officer.



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        Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer (except for issuance of 50,000 shares per year due under the terms of his Employment Agreement); (b) any extraordinary corporate transaction involving the Issuer;
(c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the NASDAQ; or (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

        (a) 2,694,059 shares (26.6% of shares outstanding) consisting of 2,544,059 shares and options to acquire 150,000 shares.

        (b) Dr. J.W. Stucki - sole power to vote and dispose.

        (c) See Item 4.

        (d) None.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        (a) Registrant is entitled to receive options to acquire 50,000 shares per year for service as the Issuer's Chief Executive Officer.

        (b) Also see the arrangements described in Item 4.

        (c) 653,957 shares of Common Stock remain under option to be acquired by Wingate pursuant to the Option Agreement and to be sold to Wingate in certain circumstances.

        (d) A total of 13,500 shares are pledged to third parties to collateralize obligations of Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Convertible Debenture
        Escrow Agreement
        Executive Stock Bonus Plan
        Option Agreement
        Investor Agreement
        Amendment to Investor Agreement


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SIGNATURE

        After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



March 2, 1998                                   /s/ J.W. Stucki
----------------------------------              --------------------------------
Date                                            Dr. J.W. Stucki




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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
 99(A)                Convertible Debenture
 99(B)                Escrow Agreement
 99(C)                Executive Stock Bonus Plan
 99(D)                Option Agreement
 99(E)                Investor Agreement
 99(F)                Amendment to Investor Agreement